Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings available to cover fixed charges:
Loss from continuing operations before income taxes	$(77)	$(1,343)	$(992)	$(677)	$(62)
Plus: Fixed charges	408	464	556	693	569

Earnings available to cover fixed charges	$331	$(879)	$(436)	$16	$507

Fixed charges (a) :
Interest, including amortization of deferred financing costs	$343	$402	$497	$632	$512
Interest portion of rental payment	65	62	59	61	57

Total fixed charges	$408	$464	$556	693	$569

Ratio of earnings to fixed charges (b)	-	-	-	-	-

(a)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2009	2008	2007	2006	2005
Related to debt under vehicle programs	$186	$266	$356	$361	$313
All other	157	136	141	271	199

	$343	$402	$497	$632	$512

Does not include interest expense from discontinued operations of $87 million and $163 million for the years ended December 31, 2006 and 2005, respectively.
(b)	Earnings were not sufficient to cover fixed charges in 2009, 2008, 2007, 2006 and 2005.

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